April 1, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Douglas V. Brown
Staff Attorney

Re:	Rider Exploration, Inc.
Post-Effective Amendment No. 2 to Form S-1
Filed February 28, 2011
Amendment No. 2 to Form 10-K for the Fiscal Year Ended October 31, 2010
Filed February 28, 2011
File No. 0-53999

Ladies and Gentlemen:

This letter sets forth the responses of Rider Exploration, Inc. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filings as set forth in the comment letter of March 25, 2011.

Responses:

Post –Effective Amendment No. 2 to Form S-1

General

1.	The revised Form S-1 (“POS AM 3”) contains appropriate revisions from comments 1 and 2 of the Staff’s letter dated February 22, 2011.

2.	The POS AM 3 has been revised to include updated information throughout the document.

Amendment No. 2 to Form 10-K for the fiscal year ended October 31, 2010

Directors, Executive Officers and Corporate Governance, page 20

3.
The revised Form 10-K (“10-KA3”) and POS AM 3 have been revised to provide precise dates for service to the Company and in what capacities certain disclosures were made, as well as provide service descriptions in the present tense.

4.
Forms 10-KA 3 and POS AM 3 have been revised to specify that our two executives currently work for the Company in a part-time capacity and provide approximately 10% of their professional time to their Company duties.

5.
Forms 10-KA 3 and POS AM 3 have been revised to discuss the respective specific experience, qualifications, attributes or skills that led to the conclusion that the particular director should serve as a Company director.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Steve Friberg
President and Chief Executive Officer
Rider Exploration, Inc.